October 24, 2016

VIA EDGAR                                       Securian Letterhead

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549-4644

RE: Post-Effective Amendment pursuant to Rule 485(b)
    Variable Annuity Account
    File Numbers: 333-140230 and 811-04294

Dear Ladies and Gentlemen:

The accompanying post-effective amendment to the Registration Statement on Form N-4 for the above-referenced Variable Annuity Account (the "Registrant") is being filed electronically with the Securities and Exchange Commission via the Commission's EDGAR system. The amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). In that regard, the Registrant requests that this filing become effective on October 24, 2016.

The Registration Statement is being amended to add certain non-material updates to the prospectus via supplement. Pursuant to paragraph (b)(4) of Rule 485, I hereby represent, as counsel responsible for preparation of the post-effective amendment, that the amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

Any questions or comments regarding this filing may be directed to the undersigned at (651) 665-4145.

Sincerely,

/s/ David M. Dimitri
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David M. Dimitri
Senior Counsel